UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-6747

a.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road Mansfield, Ohio 44903

***********

The Exhibit Index is located on Page 15

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:

1)	Statements of Net Assets Available for Benefits-December 31, 2012 and 2011

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2012

3)	Schedule of Assets (Held at End of Year)

B)	The following exhibit is filed as part of this annual report:

(23)	Consent of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

The Gorman-Rupp Company 401(k) Plan

December 31, 2012 and 2011,

and Year Ended December 31, 2012

With Report of Independent Registered

Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Financial Statements

and Supplemental Schedules

December 31, 2012 and 2011, and

Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Gorman-Rupp Company

We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gorman-Rupp Company 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 26, 2013

Cleveland, Ohio

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments	$48,259,329	$42,749,177
Receivables:
Notes receivable from participants	1,333,023	1,229,383

Net assets reflecting investment at fair value	49,592,352	43,978,560
Adjustment from fair value to contract value for fully benefit-responsive investment contract	—	59,349

Net assets available for benefits	$49,592,352	$44,037,909

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Net appreciation in fair value of investments	$3,933,291
Interest and dividends	683,054

4,616,345
Interest income on notes receivable from participants	42,310
Contributions
Participants	2,672,609
Employer	970,612
Rollovers	89,657

Total contributions	3,732,878

Total additions	8,391,533
Deductions
Benefit payments	2,837,090

Net increase	5,554,443
Net assets available for benefits:
Beginning of year	44,037,909

End of year	$49,592,352

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

1. Description of the Plan

The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Sponsor and Administrator) and Patterson Pump Company, a subsidiary of the Company. New York Life Management (NYLIM) is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 40% of pretax annual compensation as defined in the Plan (15% for highly compensated employees as defined by the IRS). Participants are automatically enrolled upon hire in the Plan at a deferral rate of 6% of eligible compensation until changed by the participant. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. For employees hired on or after January 1, 2008, the Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company.

Upon enrollment, participants may direct employee contributions in whole increments to any of the investment fund options offered by the Plan and can change their options on a daily basis. Participants may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan (including the employer match contributions which are invested in The Gorman-Rupp Company Common Stock), based on the value of their account on the immediately preceding valuation date.

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the corresponding Company contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five-year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2012 and 2011 were $6,940 and $17,222, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal at the date of loan origination. Principal and interest are paid ratably through payroll deductions. If a participant having a loan outstanding terminates employment with the Company, the participant may pay off the loan completely or it will automatically be treated as a distribution to the participant.

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death. Participants may also receive payments upon reaching the age of 59 1/2 or with proof of hardship as determined by the Plan Administrator.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

Administrative Expenses

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 had no effect on the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recognized at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recognized when it is earned. Related fees are paid by participants when incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recognized.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at December 31. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from or corroborated by observable market data by correlation or other means

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2. Summary of Significant Accounting Policies (continued)

The NYL Insurance Anchor Account I is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. This investment is fully benefit-responsive. The investment contract is recorded at fair value as of December 31, 2011 (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as with the sale of a business, may result in a distribution at other than contract value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Investments

During 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Common stock	$1,785,016
Shares of registered investment companies	2,073,733
Pooled separate accounts	74,542

$3,933,291

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2012	2011
The Gorman-Rupp Company common stock	$15,738,010	$14,737,207
NYL Insurance Anchor Account I	—	5,702,697
NYL Mainstay Money Market Account	5,986,447	—

4. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Fair value for Level 1 is based upon quoted market prices of common stock, money market and mutual funds. Fair value for Level 2 is based on the unit values of the pooled separate account, which is not traded in an active market. Unit values are determined by dividing the net asset value (NAV) by the total units held by the Plan at year-end. The pooled separate account fund composition is mainly corroborated by various sources including market participant dealers and brokers.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$15,738,010	$—	$—	$15,738,010
Mutual funds:
U.S. equities	14,763,898	—	—	14,763,898
International equities	2,750,236	—	—	2,750,236
Fixed income	8,832,550	—	—	8,832,550
Money market fund	6,174,635	—	—	6,174,635

Total assets at fair value	$48,259,329	$—	$—	$48,259,329

4. Fair Value Measurement (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$14,737,207	$—	$—	$14,737,207
Mutual funds:
U.S. equities	12,453,929	—	—	12,453,929
International equities	2,228,177	—	—	2,228,177
Fixed income	7,237,988	—	—	7,237,988
Money market fund	389,179	—	—	389,179
NYL Insurance Anchor Account I (1)	—	5,702,697	—	5,702,697

Total assets at fair value	$37,046,480	$5,702,697	$—	$42,749,177

(1)	These pooled funds seek a high level of income, primarily investing in fixed-income investments.

5. Related Parties

The Plan holds investments in the Mainstay Money Market Fund and Mainstay High Yield Corporate Bond managed by New York Life, the Trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

6. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company common stock of $15,738,010 or 31.7% of net assets as of December 31, 2012. The Plan invests in various investment securities.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 23, 2012, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax-exempt.

7. Income Tax Status (continued)

Accounting principles generally accepted in the United States require management of the Plan to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$49,592,352	$44,037,909
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	(59,349)

Net assets available for benefits per Form 5500	$49,592,352	$43,978,560

The following is a reconciliation of net gain from investments:

Net investment gain as reported in the financial statements	$4,658,655
Adjustments from fair value to contract value for fully benefit-responsive investment contract	59,349

Net gain from investment per Form 5500	$4,718,004

The Gorman-Rupp Company 401(k) Plan

EIN #34-0253990 Plan #005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2012

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
The Gorman-Rupp Company Common Stock*	527,590.000 shares	$15,738,010
American Cap Income Builder R4	2,560.268 shares	135,080
American Cap World Bond R3	26,701.985 shares	565,281
American EuroPacific Growth R3	18,032.037 shares	729,396
American Wash Mutual Inv Fd R3	29,401.845 shares	912,045
Columbia Small Cap Val Fund A	11,318.239 shares	469,933
Davis New York Venture Fund A	20,764.381 shares	722,185
Fid Advisor Convertible Secs A	5,799.069 shares	149,848
Fid Advisor Diversified Intl A	31,285.179 shares	504,630
Fid Advisor Floating Rate HI A	12,109.805 shares	120,371
Fid Advisor Inflat Prot Bond A	113,246.853 shares	1,505,051
Fid Advisor Intl Sm Cap Opp A	28,990.157 shares	325,559
Fid Advisor Leveraged Co Stk A	20,058.883 shares	788,515
Fid Advisor New Insights A	30,495.917 shares	693,782
Fid Advisor Real Estate Fund A	18,506.386 shares	364,946
Fid Advisor Small Cap Fund A	32,667.923 shares	742,542
Fid Advisor Utilities Fund A	5,154.768 shares	105,003
Fid Advisor Value Strategies A	13,489.020 shares	382,953
Franklin Income Fund A	863,239.766 shares	1,933,657
Franklin Mutual Shares Class A	35,087.093 shares	782,793
Invesco Floating Rate Fund A	33,932.363 shares	267,048
Lord Abbett Affiliated Fund A	10,847.239 shares	130,384
Lord Abbett Mid Cap Value A	25,887.176 shares	464,416
Lord Abbett Small Cap Blend A	25,557.553 shares	425,789
MainStay High Yield Corp Bond A*	68,499.208 shares	418,530
Mainstay Money Market Fund A*	5,986,447.000 shares	5,986,447
Oppenheimer Global Fund A	8,460.037 shares	545,672
Oppenheimer Value Fund A	57,880.436 shares	1,331,250
PIMCO Low Duration Fund (Adm)	61,290.226 shares	644,160
PIMCO Real Return Admin	24,087.424 shares	295,553
PIMCO Total Return Fund A	128,185.153 shares	1,440,801
PIMCO Money Market Fund Admin	188,188.780 shares	188,188
Royce Value Fund (Serv)	36,845.132 shares	417,824
RS Partners Fund A	12,927.629 shares	412,779
T Rowe Price Capital Apprec Fund	14,925.823 shares	332,100
T Rowe Price Inflation Prot Bond	26,510.784 shares	357,896
T Rowe Price New Era Fund	7,505.173 shares	314,542
Templeton Foreign Fund	75,762.826 shares	520,491
Templeton Global Bond Fund Adv	26,353.923 shares	351,561
BlackRock LifePath Retire Inst	50,717.611 shares	598,468

BlackRock LifePath 2020 Inst	118,173.952 shares	1,940,416
BlackRock LifePath 2030 Inst	101,533.391 shares	1,548,384
BlackRock LifePath 2040 Inst	61,591.424 shares	1,146,832
BlackRock LifePath 2050 Inst	14,705.672 shares	282,055
Invesco Gold & Precious Metals	13,378.343 shares	101,675
Eaton Vance Greater India A	1,869.572 shares	41,523
Templeton China World Fund A	2,143.795 shares	82,965
Loans to Participants*	At interest rates ranging from 3.25% to 7.25% with maturity dates through 2032	1,333,023

		$49,592,352

*	Indicates party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

By: The Gorman-Rupp Company, as Plan Administrator

Date: June 26, 2013

By: /s/ Jeffrey S. Gorman

Jeffrey S. Gorman, Committee Member

Date: June 26, 2013

By: /s/ Wayne L. Knabel

Wayne L. Knabel, Committee Member

Date: June 26, 2013

By: /s/ David P. Emmens

David P. Emmens, Committee Member

Date: June 26, 2013

By: /s/ Lee A. Wilkins

Lee A. Wilkins, Committee Member

Date: June 26, 2013

By: /s/ Ronald D. Pittenger

Ronald D. Pittenger, Committee Member

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm